EB.

SECUR

19005822

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2019

Washington, DC

SEC FILE NUMBER
8-68477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

T FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

OF BROKER-DEALER: IBERIA Capital Partners L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

SS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Poydras St. Suite 2000
(No. and Street)

New Orleans (City) LA (State) 70130 (Zip Code)

AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
orley (504) 310-7149
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

NDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

te, APAC
(Name – *if individual, state last, first, middle name*)

100 Village Walk Suite 300 (ddress) Covington (City) LA (State) 70433 (Zip Code)

ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

or exemption from the requirement that the annual report be covered by the opinion of an independent public accountant upported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifton Worley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IBERIA Capital Partners L.L.C., as of December, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 27 2019

Washington, DC

Signature

President, IBERIA Capital Partners L.L.C.

Title

Notary Public

JENNIFER O'NEAL, Notary Public
BAR ROLL #30263
STATE OF LOUISIANA
LIFETIME COMMISSION

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

IBERIA Capital Partners L.L.C.

(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))
For the Year Ended December 31, 2018

PUBLIC

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
IBERIA Capital Partners L.L.C.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of IBERIA Capital Partners L.L.C. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of IBERIA Capital Partners L.L.C.'s financial statement. The Supplemental Information is the responsibility of IBERIA Capital Partners L.L.C.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240. 17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statement as a whole.

LaPorte
A Professional Accounting Corporation

We have served as the Company's auditor since 2014.

Covington, LA
February 22, 2019

Financial Statements

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Statement of Financial Condition

December 31,		2018
Assets:		
Cash and cash equivalents	$	9,615,123
Investment banking receivable		99,750
Property and equipment, net of accumulated depreciation of $653,611		119,415
Prepaid assets		1,875
Deferred income tax receivable from parent		6,497
Federal income tax receivable from parent		2,903,871
Total assets	$	12,746,531
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	5,142
Due to company under common control		3,328
Total liabilities	$	8,470
Member's equity		12,738,061
Total liabilities and member's equity	$	12,746,531

See accompanying notes to financial statements

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Notes to Financial Statements

1. Organization and Nature of Business

IBERIA Capital Partners L.L.C. (the "Company"), a wholly owned subsidiary of IBERIABANK Corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company had a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. In January of 2018, the Company terminated its clearing agreement with National Financial Services, LLC. Through January of 2018, the Company operated under the exemptive provisions of Security and Exchange Commission Rule 15(c)3-3(k)(2)(ii). For the remainder of the year, the Company did not carry a margin account for customers, and did not otherwise hold funds or securities for, or owe money or securities to customers. Thus, for the remainder of the year, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(i).

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Receivable - The Company records a receivable related to fees earned from investment banking activities. The Company may reserve for uncollectible accounts based on an aging analysis and estimated collectability of those receivables. There was no reserve at December 31, 2018.

Revenues - Investment banking revenues include gains, losses, and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues may also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees, sales concessions and underwriting fees are recorded at the point in time when the services have been provided.

Research services fees are recognized after services are provided and when collectability is reasonably assured.

Property and Equipment - Property and equipment is stated at cost less accumulated depreciation and consists of furniture and equipment of $119,415. Depreciation and amortization is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation and amortization expense for the year ended December 31, 2018 was $61,032. Accumulated depreciation and amortization at December 31, 2018 totaled $653,611.

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three board levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company does not have any financial assets or liabilities measured at fair value on a recurring or non-recurring basis as of December 31, 2018.

Income Taxes - The Company is included in the consolidated federal income tax return of IBERIABANK Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from IBERIABANK Corporation.

The Company follows the guidance in ASC 740, Income Taxes, related to recognizing and measuring uncertain tax positions. The guidance requires the Company to use judgments and make estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "more likely than not" be sustained in an income tax audit. At December 31, 2018, the Company has not recognized a liability for uncertainty in income taxes.

The Company's evaluation on December 31, 2018, revealed no uncertain tax positions that would have a material impact on the financial statements. Generally, the 2015 through 2017 tax years remain subject to examination by various tax authorities. The Company does not believe that any reasonable possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Comprehensive Income - Comprehensive income is the change in member's equity of the Company during the year from transactions and all other events and circumstances from non-owner sources. The Company did not have components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2018.

2. Summary of Significant Accounting Policies (Continued)

Accounting pronouncements adopted during the year ended December 31, 2018:

- *Revenue Recognition.* In May 2014, the Financial Accounting Standards Board (FASB) issued new guidance that implements a common revenue standard and clarifies the principles used for recognizing revenue. The guidance clarifies that an entity should recognize revenue to depict the transfer of promised goods or services to customers (the "performance obligation") in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue from contracts with customers is recognized when the performance obligation is satisfied. The Company adopted the guidance as of January 1, 2018.

  As part of its investment banking activities, the Company enters into contracts with customers. The Company's performance obligations are generally service-related. The Company does not have any performance obligations which extend beyond a reporting period and does not have any contracts with variable consideration. The new revenue standard primarily impacts the Company's revenue recognition and presentation accounting policies for contracts with customers as follows:

  - *Investment Banking Revenues.* Investment banking revenues, which primarily consist of underwriting fees, are recognized at a point in time, on a trade date basis when the services are completed. Advisory fees from mergers and acquisitions engagements are recognized at the point in time when the related transaction is completed. The Company has determined this recognition to be appropriate as, upon completion of services, the Company has completed its performance obligation. Investment banking revenues recognized during the year ended December 31, 2018 reflects performance obligations completed during 2018.

  - *Investment Banking Advisory.* All investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred. This is consistent with the guidance which limits the deferral of expenses to certain circumstances.

  - *Investment Banking Underwriting and Advisory Expenses.* Investment banking expenses are recorded to the appropriate expense account and client reimbursements are recorded in the appropriate revenue accounts (i.e. revenues are not recorded net of expenses). The Company has determined this recognition to be appropriate as the guidance requires separate reporting of expenses and client reimbursements.

  There was no cumulative adjustment to member's equity and no impact on net income as a result of adopting this guidance.

- *Cash Flow Statements.* In August 2016, the FASB issued new guidance in order to reduce current diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company adopted this guidance effective January 1, 2018. The adoption of this guidance did not impact the Company's statement of cash flows.

2. Summary of Significant Accounting Policies (Continued)

Accounting pronouncements issued but not yet adopted:

- *Leases.* In February 2016, the FASB issued new guidance which requires lessees to recognize lease assets (i.e. right of use assets) and liabilities on the balance sheet for leases that are classified as operating leases. The Company adopted this guidance on January 1, 2019. The adoption of this guidance did not have any impact on the Company's financial statements.

- *Measurement of Credit Losses.* In June 2016, the FASB issued new guidance which introduces an impairment model that is based on expected credit losses (ECL), rather than incurred losses, to estimate credit losses on certain types of financial instruments, such as receivables. The measurement of ECL should consider historical information, current information and reasonable and supportable forecasts over the contractual term. This guidance is effective for years beginning after December 15, 2019, including interim periods. The implementation of this guidance is not expected to have a significant impact on the Company's financial statements.

3. Discontinued Operations

The Company made the decision to close down operations associated with trading and research services on November 6, 2017. The Company has recognized the cessation of its business operations in accordance with Accounting Standards Codification (ASC) 205-20, Discontinued Operations. As such, the historical results of this component have been classified as discontinued operations.

Results of the discontinued operations for the year ended December 31, 2018 are as follows:

	Year ended December 31, 2018
Revenues	
Research services	$ 12,000
Total revenues	12,000
Expenses	
Employee compensation and benefits	(66,851)
Selling, general and administrative	42,105
Legal fees	37,585
Clearing firm and floor brokerage fees	69,191
Total expenses	82,030
Net loss from discontinued operations	$ (70,030)

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2018, the Company had net capital of $9,599,779, which was $9,499,779 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 0.09%.

5. Income Taxes

The provision for income taxes consists of the following for the year ended December 31, 2018:

		2018
Current	$	175,587
Deferred		3,966
Total income tax expense	$	179,553

The Company's effective income tax rate approximates the U.S. federal income tax rate at December 31, 2018.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2018, the deferred income tax receivable from parent relates to temporary differences between the carrying amounts of prepaid assets, deferred wages and property and equipment and the amounts used for income tax purposes.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in non-interest income. During the year ended December 31, 2018, the Company did not recognize any interest or penalties in its financial statements, nor has it recorded a liability for interest or penalty payments.

6. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for all full-time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches 50% of associate contributions (including Roth contributions) up to 2% of associate base pay. To maximize the match an associate would need to contribute at least 4% of pay. The maximum match was $5,500 for 2018 in accordance with IRS regulations. The Company's matching contribution for the year ended December 31, 2018, was $2,965. In addition to this matching contribution, the Company may make discretionary profit-sharing contributions to this plan. However, for the year ended December 31, 2018, no such discretionary contributions were made. There is a 6 year vesting schedule where participants are fully vested at the end of the 6th year of service of having worked at least 1,000 hours in each year.

7. Financial Instruments

Concentration of Credit Risk
The Company is engaged in brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties.

8. Related Parties

During 2018, the Company paid IBERIABANK $1,425,617 associated with the due to company under common control. This amount relates to direct overhead expenses, including lease expense, and for other administrative and management services provided. IBERIABANK Corporation has paid the Company $42,740 for phantom stock and deferred compensation. These amounts have been included in their respective categories on the statement of operations.

At December 31, 2018, the Company has federal income taxes receivable from IBERIABANK Corporation of $2,903,871. The Company is included in the consolidated income tax return filed by the parent, IBERIABANK Corporation. Income taxes are allocated to the Company on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from IBERIABANK Corporation.

The Company, through its parent company, is self-insured with respect to health claims. The parent company allocates to the Company its share of the health claim expenses, which are included in employee compensation and benefits on the statement of operations. The amount allocated for the year ended December 31, 2018 was $10,159.

The Company, IBERIABANK Corporation, and IBERIABANK, an entity under common control through IBERIABANK Corporation, have an Expense Sharing Agreement for the purpose of delineating which expenses will be borne directly by the Company and which expenses will be borne by IBERIABANK Corporation and IBERIABANK. Amounts due from parent and amounts payable to company under common control relate to activity under this agreement.

9. Subsequent Events

FASB ASC Topic 855, Subsequent Events, establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2019, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Supplementary Information

Schedule I
Computation for Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission

December 31,		2018
Computation of Net Capital		
Total member's equity	$	12,738,061
Deductions:		
Investment banking receivable		(99,750)
Property and equipment, net		(119,415)
Other assets		(2,919,117)
Total deductions		(3,138,282)
Net capital	$	9,599,779
Computation of Basic Net Capital Requirements		
Minimum dollar net capital requirement of reporting broker-dealer	$	100,000
Minimum net capital required (6-2/3% of aggregate indebtedness		565
Net capital requirement (greater of above two minimum requirement amounts)		100,000
Excess of net capital	$	9,499,779
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	8,470
Total aggregate indebtedness	$	8,470
Ratio of aggregate indebtedness to net capital		0.09%

Statement Pursuant to Rule 17a-5(d)(4)
There were no material differences between the net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2018 and the Company's audited financial statements as of December 31, 2018.

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of IBERIABANK Corporation)

Supplementary Information (Continued)

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of
the Securities and Exchange Commission

IBERIA Capital Partners L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

In January of 2018, the Company had a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, in January of 2018, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

At the end of January, the Company terminated its clearing agreement with National Financial Services, LLC. Thus, for the remainder of the year, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(i).

During the year ended December 31, 2018, IBERIA Capital Partners L.L.C. has maintained its compliance with the conditions for exemption specified in paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of
the Securities and Exchange Commission

IBERIA Capital Partners L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

In January of 2018, the Company had a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, in January of 2018, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

At the end of January, the Company terminated its clearing agreement with National Financial Services, LLC. Thus, for the remainder of the year, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(i).

During the year ended December 31, 2018, IBERIA Capital Partners L.L.C. has maintained its compliance with the conditions for exemption specified in paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

IBERIA Capital Partners L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

In January of 2018, the Company had a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, in January of 2018, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

At the end of January, the Company terminated its clearing agreement with National Financial Services, LLC. Thus, for the remainder of the year, the Company operated under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(i).

During the year ended December 31, 2018, IBERIA Capital Partners L.L.C. has maintained its compliance with the conditions for exemption specified in paragraphs k(2)(i) and k(2)(ii) of Rule 15c3-3.

IBERIA
CAPITAL PARTNERS

January 29, 2019

IBERIA Capital Partners L.L.C.

Exemption Report

For the Year Ended December 31, 2018

In accordance with the requirements of SEC Rule 17a-5(d)(4), I, Clifton M. Worley certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to BERIA Capital Partners L.L.C.:

- IBERIA Capital Partners L.L.C. is a broker/dealer registered with the SEC and FINRA.
- IBERIA Capital Partners L.L.C. claimed an exemption of Rule 15c3-3 for the calendar year ended December 31, 2018.
- IBERIA Capital Partners L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) or (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

IBERIA Capital Partners L.L.C. met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 in January 2018 without exception. IBERIA Capital Partners L.L.C. did not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for that period.

(ii) - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

IBERIA Capital Partners L.L.C. met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 from February 2018 through the remainder of the year without exception. IBERIA Capital Partners L.L.C. did not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for that period.

(i) - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)";

Clifton M. Worley

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

SEC Mail Processing
FEB 27 2019
Washington, DC

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
IBERIA Capital Partners L.L.C.

We have reviewed management's statements, included in the accompanying IBERIA Capital Partners L.L.C. Exemption Report, in which (a) IBERIA Capital Partners L.L.C. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which IBERIA Capital Partners L.L.C. claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (b) IBERIA Capital Partners L.L.C. stated that IBERIA Capital Partners L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. IBERIA Capital Partners L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IBERIA Capital Partners L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2019

PUBLIC

IBERIA Capital Partners L.L.C.
(A Wholly Owned Subsidiary of
IBERIABANK Corporation)

Financial Statements
and Supplementary Information
(Confidential per Rule 17a-5(e)(3))
For the Year Ended December 31, 2018